Mail Stop 6010


	October 10, 2006


Valentin P. Gapontsev, Ph.D.
Chief Executive Officer and Chairman of the Board
IPG Photonics Corporation
50 Old Webster Road
Oxford, Massachusetts  01540

      Re:	IPG Photonics Corporation
      Amendment No. 1 to Registration Statement on Form S-1
      Filed on September 27, 2006
		File No. 333-136521

Dear Dr. Gapontsev:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We are subject to lawsuits, page 8

1. We note your response to prior comment 12; however, it remains unclear whether the lawsuits affect:
* all of your products;
* products that contribute a substantial potion of your revenue;
* critical components of your product; or
* ancillary features of your products.
Therefore, we reissue the comment.

We rely on the significant experience, page 11

2. Please revise this risk factor to reflect the substance of the first sentence of your response to prior comment 39.

We are subject to various environmental laws, page 16

3. Please clarify when you must be compliant with the RoHS
Directive.
Also clarify the status of the required redesign.

4. Please confirm our understanding that your statement in the first paragraph regarding compliance with current environmental laws and regulations refers to the costs of compliance with the RoHS directive. If not, please clarify which laws and regulations will require the additional costs and why you are not currently in compliance.

We are subject to export control, page 17

5. We note your revisions in response to prior comment 18. Please clarify the duration and conditions of your licenses. Must you obtain a new license for each export?

Use of Proceeds, page 22

6. We note your response to prior comment 22; however, Regulation
S-K
Item 504 requires that you disclose the approximate amount for each purpose. Therefore, we reissue the comment.

Competition, page 64

7. With a view toward disclosure, please tell us the competitive effect of recently announced silicon lasers.

Certain Relationships and Related Party Transactions, page 82

8. Please expand your response to prior comment 44 to clarify which exhibits you have omitted because the agreements have been terminated. Also tell us the authority on which you rely for the omission.

9. Please expand your response to prior comment 47 to tell us the authority on which you rely to omit the disclosure. Was the former officer a related party at the time of the transaction?

Transactions with IP Fibre Devices, page 82

10. We note your response to prior comment 49. With a view toward clarified disclosure, please tell us the portion of IPFD`s assets that are comprised of your securities.

11. Please clarify the nature of the August 2000 corporate restructuring so that it is clear to investors why IPFD would receive securities in connection with your acquisition of IPG Lasers.

12. Please disclose the substance of the fourth and fifth sentences of your response to prior comment 50.

Transactions with NTO ITR-Polus, page 82

13. We note your reference to profit distributions from NTO IRE-
Polus
in your response to prior comment 66. With a view toward disclosure, please tell us about how profits are distributed and the amount distributed to your affiliates.

14. Please revise the second bullet point to explain the extent to which you are not able to control the outcome of all corporate action due to the provisions requiring unanimous approval as mentioned in your response to prior comment 66.

Series B Preferred Stockholders, page 84

15. Please disclose in this section the exercise price of the warrants sold as part of the Series B transaction.

16. With a view toward clarified disclosure, please show us how the formula mentioned in the third paragraph generates the numbers in the table you provided in your response to prior comment 54.

Series D Preferred Stockholder, page 86

17. Please reconcile the number of shares underlying the preferred stock as disclosed in this section with the disclosure in your beneficial ownership table.

18. With a view toward clarified disclosure, please tell us:
* the nature of the contract dispute with JDS Uniphase;
* the nature of the components it supplied to you under the disputed contract, including the materiality of the components to your products;
* the extent to which the products you sell to JDS Uniphase under the settlement permit JDS Uniphase to compete with you;
* the nature of the products you purchase from JDS Uniphase under the settlement; and
* the amount of product you purchased from JDS Uniphase under the settlement.

Financial Statements, page F-1

Note 7 - Convertible Redeemable Preferred Stock, Preferred Stock and
Warrants, page F-17

19. Please refer to prior comments 63 and 65. Please respond to the following:
* We note from your response to prior comment 63 that "The Company has concluded that the holders` option to convert the series B preferred stock to equity at any time does not qualify the equity conversion option as a derivative..." We further note from your response to prior comment 65 that "...the Company has concluded that there are two embedded derivatives..." in their series B preferred stock, one of which was an equity conversion option. Please clarify for us how you concluded that the same host instrument both does and does not include embedded derivatives as a result of its equity conversion option and further clarify why your accounting for the conversion options is appropriate.
* Additionally we note that you concluded that the equity conversion option qualified for equity classification as it satisfied all of the requirements specified in paragraphs 12-32 of EITF 00-19. Please provide us with details of your analysis of these paragraphs in EITF
00-19 for the series B preferred stock.
* Additionally we note that if your qualified public offering is between $25.00 and $62.50 per share, the conversion value becomes fixed at $237,500,000. Please tell us and revise the filing to disclose what this number represents and how it was calculated.
* Finally, please revise your disclosures to clearly describe how you are accounting for and valuing the conversion options and any embedded derivatives.

Recent Sales of Unregistered Securities, page II-3

20. We reissue prior comment 67 which sought disclosure of the facts relied on to make the cited exemption available, rather than just disclosure of the exemption.

21. We note the increase in the number of outstanding securities disclosed on page 88; however, the disclosure in this section has not changed. Please advise.

Exhibits

22. Please file complete exhibits with all attachments. For example, we note the missing exhibits mentioned in the agreement filed as exhibit 10.32.

Exhibit 21

23. Please provide all information required by Regulation S-K Item 601(b)(21), including the jurisdiction of incorporation or organization of each identified subsidiary.
*  *  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric Atallah at (202) 551-3663 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other
questions.

      					Sincerely,



      					Russell Mancuso
      					Branch Chief

cc (via fax): 	Robert W. Ericson, Esq.
		David A. Sakowitz, Esq.
Valentin P. Gapontsev, Ph.D.
IPG Photonics Corporation
October 10, 2006
Page 6